Exhibit 99.1

GOLD RESERVE INC.

999 W. Riverside Ave., Suite 401,
Spokane, WA 99201

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the holders of Class A common shares (the “Shareholders”) of GOLD RESERVE INC. (the “Company”) will be held at 999 W. Riverside Avenue, 7th Floor, Masthead Suite, Spokane, Washington, USA on June 14, 2018 at 9:30 a.m. (Pacific daylight time) for the following purposes:

1)	to elect directors of the Company to hold such positions until the next annual meeting of Shareholders or until their successors are elected and have qualified;
2)	to appoint PricewaterhouseCoopers LLP as auditors of the Company and to authorize the directors of the Company to fix their remuneration;
3)	to receive the financial statements of the Company for the year ended December 31, 2017, together with the report of the auditors thereon; and
4)	to conduct any other business as may properly come before the meeting or any adjournment or postponement thereof.

Shareholders who are unable to attend the Meeting or any adjournment or postponement thereof in person and who wish to ensure that their Class A common shares will be voted are requested to complete, sign and mail the enclosed form of proxy to Proxy Services, c/o Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233. Proxies must be received not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. A form of proxy, proxy statement/information circular, supplemental mailing list return card and a copy of the Company’s 2017 Annual Report on Form 40-F (the “2017 Annual Report”) accompany this Notice of Annual Meeting of Shareholders. The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

This Notice of Annual Meeting of Shareholders, the 2017 Annual Report and Supplemental Mailing List Return Card are being mailed or made available to Shareholders entitled to vote at the Annual Meeting, on or about May 10, 2018.

The Board of Directors has fixed the close of business on May 1, 2018 as the record date for the determination of Shareholders entitled to notice of the meeting and any adjournment or postponement thereof.

DATED this 1st day of May 2018 BY ORDER OF THE DIRECTORS

Rockne J. Timm
Chief Executive Officer

GOLD RESERVE INC.

MANAGEMENT INFORMATION CIRCULAR

MANAGEMENT SOLICITATION OF PROXIES

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of GOLD RESERVE INC. (the “Company”) to be voted at the Annual Meeting of Shareholders of the Company (the “Meeting”) to be held on Thursday, the 14th day of June 2018 at 9:30 a.m. (Pacific daylight time), at 999 W. Riverside Avenue, 7th Floor Masthead Suite, Spokane, Washington, USA and at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The solicitation of proxies will be primarily by mail but proxies may also be solicited personally or by telephone by employees of the Company. Employees will not receive any extra compensation for such activities. The Company may pay brokers, nominees or other persons holding Class A common shares of the Company (the “Class A Shares”) in their name for others for their reasonable charges and expenses in forwarding proxies and proxy materials to beneficial owners of such Class A Shares, and obtaining their proxies. The Company may also retain independent proxy solicitation agents to assist in the solicitation of proxies for the Meeting. The cost of solicitation by management will be borne by the Company. Except where otherwise stated, the information contained herein is given as of the 1st day of May 2018.

The Notice of Annual Meeting of Shareholders, Circular and the Company’s 2017 Annual Report on Form 40-F (the “2017 Annual Report”) are also available for review on the Company’s website at www.goldreserveinc.com under 2018 Annual Shareholder Meeting and www.sedar.com.

CURRENCY

Unless otherwise indicated, all currency amounts referred to herein are stated in U.S. dollars.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the enclosed form of proxy are directors and/or officers of the Company. A Shareholder (as defined below) submitting a proxy has the right to appoint a person or company, who need not be a Shareholder, to represent the Shareholder at the Meeting other than the persons designated in the form of proxy furnished by the Company. To exercise this right, the Shareholder may either (i) insert the name of the desired representative in the blank space provided in the proxy attached to this Circular or (ii) submit another appropriate form of proxy permitted under applicable law.

The completed proxy will be deemed valid when deposited at the office of Proxy Services, c/o Computershare Investor Services, P.O. Box 505000, Louisville, KY 40233 not later than 48 hours preceding the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment or postponement thereof, otherwise the instrument of proxy will be invalid.

See “Voting by Non-Registered Shareholders” below for a discussion of how non-registered Shareholders (i.e. Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee in “street name”) may appoint proxies.

You may revoke or change your proxy at any time before it is exercised at the Meeting. In the case of Shareholders appearing on the registered shareholder records of the Company, a proxy may be revoked at any time prior to its exercise by sending or depositing a written notice of revocation or another signed proxy bearing a later date to the Secretary of the Company at its principal executive office located at 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201, USA not later than 48 hours preceding the Meeting or any adjournment or postponement thereof. You may also revoke your proxy by giving notice or by voting in person at the Meeting; your attendance at the Meeting, by itself, is not sufficient to revoke your proxy. The time limit for deposit of proxies may be waived or extended by the Chairman of the Meeting at his discretion, without notice.

Shareholders that hold their Class A Shares through an account with a bank, broker or other nominee should follow the instructions provided by their bank, broker or nominee in revoking their previously deposited proxies.

EXERCISE OF DISCRETION BY PROXIES

The Class A Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and, if the Shareholder specifies a choice with respect to any matter to be acted upon, the Class A Shares will be voted accordingly. IN THE ABSENCE OF SUCH CHOICE BEING SPECIFIED, SUCH CLASS A COMMON SHARES WILL BE VOTED “FOR” THE MATTERS SPECIFICALLY IDENTIFIED IN THE NOTICE OF ANNUAL MEETING OF SHAREHOLDERS ACCOMPANYING THIS CIRCULAR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Annual Meeting of Shareholders and with respect to other matters which may properly be brought before the Meeting. If any other matters are properly presented for consideration at the Meeting, or if any of the identified matters are amended or modified, the individuals named as proxies on the enclosed form of proxy will vote the Class A Shares that they represent on those matters as recommended by management. If management does not make a recommendation, then they will vote in accordance with their best judgment. At the time of printing this Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Annual Meeting of Shareholders.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s issued and outstanding shares consist of Class A Shares. Holders of Class A Shares (the “Shareholders”) are entitled to one vote per share and will vote on all matters to be considered and voted upon at the Meeting or any adjournment or postponement thereof. As of May 1, 2018, the record date for the Meeting, there were 99,395,048 issued and outstanding Class A Shares.

The Company has set the close of business on May 1, 2018 as the record date for the Meeting. The Company will prepare a list of Shareholders of record at such time. Shareholders will be entitled to vote the Class A Shares then registered in their name at the Meeting except to the extent that (a) the holder has transferred the ownership of any of his Class A Shares after that date, and (b) the transferee of those Class A Shares , in accordance with the Business Corporations Act (Alberta) (the “ABCA”), produces properly endorsed share certificates, or otherwise establishes that he owns the Class A Shares, and demands, not later than 10 days before the Meeting, that the transferee’s name be included in the list of persons entitled to vote at the Meeting, in which case the transferee will be entitled to vote his Class A Shares at the Meeting or any adjournment or postponement thereof.

To the knowledge of the directors and executive officers of the Company, as of May 1, 2018, the only persons, firms or corporations that beneficially owned, or exercised control or direction, directly or indirectly, over more than 10% of the voting rights attached to the Class A Shares were:

	Number of Class A		Percentage of Class
Shareholder Name and Address	Shares Held		A Shares Issued (1)
Steelhead Partners, LLC	10,499,924	(2)	10.6%

Greywolf Capital Management LP (3)	26,454,256		26.6%
Greywolf Event Driven Master Fund.	6,380,948		6.4%
Greywolf Overseas Intermediate Fund	5,434,228		5.5%
Greywolf Strategic Master Fund SPC, Ltd. – MSP9	11,771,916		11.8%
Greywolf Strategic Master Fund SPC, Ltd. – MSP5	2,867,164		2.9%

(1)	Based on the number of Class A Shares outstanding on May 1, 2018.
(2)	Mr. Johnston is the managing member of Steelhead Partners, LLC, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,499,924 Class A Shares. As such, Mr.
Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.
(3)	The number of Class A Shares held is based on publicly available information filed with the U.S. Securities and Exchange Commission (“SEC”) by Greywolf Capital Management LP on August 23, 2017.

A quorum for the transaction of business at any meeting of shareholders shall be at least two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxy or representative for an absent shareholder so entitled, and representing in the aggregate not less than five percent (5%) of the outstanding shares of the Corporation carrying voting rights at the meeting, provided that, if there should be only one shareholder of the Corporation entitled to vote at any meeting of shareholders, the quorum for the transaction of business at the meeting of shareholders shall consist of the one shareholder. Except as may otherwise be stated in this Circular, the affirmative vote of a majority of the votes cast with respect to an item or proposal at the Meeting (an ordinary resolution) is required to approve all items presented in this Circular.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered Shareholders at the close of business on May 1, 2018 or the persons they designate as their proxies are permitted to vote at the Meeting. In many cases, however, the Class A Shares owned by a person (a “non-registered holder”) are registered either: (a) in the name of an intermediary (an “Intermediary”) that the non-registered holder deals with in respect of the Class A Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators, the Company has distributed copies of this Circular and the accompanying Notice of Annual Meeting of Shareholders and form of proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for distribution to non-registered holders of Class A Shares.

Intermediaries are required to forward the Meeting Materials to non-registered holders unless a non-registered holder has waived the right to receive them. Intermediaries will often use service companies to forward the Meeting Materials to non-registered holders. Generally, non-registered holders who have not waived the right to receive the Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the non-registered holder but which is not otherwise completed.
Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered holder when submitting the proxy. In this case, the non-registered holder who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified above under the heading “Appointment and Revocation of Proxies”; or
(b)	be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the non-registered holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically, the non-registered holder will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered holder must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered holders to direct the voting of the Class A Shares they beneficially own. Should a non-registered Shareholder who receives either form of proxy wish to vote at the Meeting in person (or have another person attend and vote on behalf of the non-registered Shareholder), the non-registered Shareholder should strike out the persons named in the form of proxy and insert the non-registered Shareholder’s name, or such other person’s name, in the blank space provided. Non-registered Shareholders should carefully follow the instructions of their Intermediary, including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

A non-registered Shareholder may revoke a form of proxy or Voting Instruction Form given to an Intermediary by contacting the Intermediary through which the non-registered Shareholder’s Class A Shares are held and following the instructions of the Intermediary respecting the revocation of proxies. In order to ensure that an Intermediary acts upon a revocation of a proxy form or Voting Instruction Form, the written notice should be received by the Intermediary well in advance of the Meeting.

Under applicable Canadian securities laws, non-registered shareholders or "beneficial" shareholders are either “objecting beneficial owners” or “OBOs”, who object to the disclosure by Intermediaries of information about their ownership in the Company, or “non-objecting beneficial owners” or “NOBOs”, who do not object to such disclosure. The Company is not sending the Meeting Materials (including any request for voting instructions made by an Intermediary) directly to NOBOs and does not intend to pay for proximate intermediaries to send such materials to OBOs. Accordingly, OBOs will not receive the Meeting Materials unless the Intermediary assumes the costs of delivery.

BUSINESS OF THE MEETING

Item 1 – Election of Directors

The articles of the Company provide that the Board of Directors (the “Board”) shall consist of a minimum of three and a maximum of 15 directors, with the actual number of directors to be determined from time to time by the Board. The Company’s Board presently consists of seven members and Shareholders are being asked to elect seven members to the Board.

The Board has held 25 meetings since the beginning of the most recently completed financial year at which attendance, in person or by phone, averaged 98%. Messrs. Belanger and Coleman attended all 25 of the meetings; Messrs. Potvin and Timm each attended 24 meetings; Mr. Geyer attended 23 meetings; Mr. McChesney resigned as Director effective August 29, 2017 and attended 14 of the 14 meetings for which he was entitled to attend. Messrs. Cohen and Johnston became directors effective August 29, 2017 and each attended 11 of the 11 meetings for which they were entitled to attend.

The by-laws of the Company provide that each director shall be elected to hold office until the next annual meeting of the Company’s Shareholders or until their qualified successors are elected. All of the current directors’ terms expire on the date of the Meeting and it is proposed by management that each of them be re-elected to serve until the next annual meeting of Shareholders, or until their qualified successors are elected, unless they resign or are removed from the Board in accordance with the by-laws of the Company.

The following table and the notes thereto state the name and residence of all of the persons proposed to be nominated by management for election as directors, their principal occupations, the period or periods of service as directors of the Company, the approximate number of Class A Shares beneficially owned, controlled or directed, directly or indirectly, by each of them as at the date hereof and the committees of the Board of which they are a member.

Shareholders can vote for all of the directors, vote for some of them and withhold votes for others, or withhold votes for all of them.

Management recommends that you vote FOR the election of each of the directors.

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or	Member of
Residence	Principal Occupation	Inc. since	Controlled	Committee
James H. Coleman,	Mr. Coleman is the executive chairman of	1994	780,588	Executive
Q.C.	the Company, director of Gold Reserve			Committee
Calgary, Alberta,	Corporation since 1994, and a lawyer and
Canada	a senior partner with the law firm of			Legal Committee
Norton Rose Fulbright Canada LLP. He
	has extensive international industry and			Nominating
	public company experience as a result of			Committee
	his membership on the Board for over 24			(Chair)
years and on the boards of directors of
	other issuers such as Avion Gold			Barbados
	Corporation and Endeavour Mining			Committee
Corporation. He has also been a director
of Siembra Minera since 2016, Great
Basin Energies Inc. since 1996 and MGC
Ventures, Inc. since 1997 as well as
Energold Drilling Corp. since 1994.

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or	Member of
Residence	Principal Occupation	Inc. since	Controlled	Committee
Rockne J. Timm	Mr. Timm has been a director of the	1984	1,530,040	Executive
Spokane,	Company for over 30 years and the chief			Committee
Washington,	executive officer of the Company for 29			(Chair)
USA	years. Prior to his involvement with the
	Company, he was the chief financial			Legal Committee
officer and vice president of finance of a
mining company with six producing gold
mines. Mr. Timm is also the president and
director of Gold Reserve Corporation,
chief executive officer of GR Mining
(Barbados) Inc. and GR Procurement
(Barbados) Inc. since 2016. Mr. Timm
has also been a director of Siembra
Minera since 2016. In addition, Mr.
Timm has been a director of Great Basin
Energies, Inc. since 1981 and MGC
Ventures, Inc. since 1989.
A. Douglas Belanger	Mr. Belanger is a geologist with	1988	1,700,940	Executive
Spokane,	significant industry experience who has			Committee
Washington, USA	been a director of the Company for 29
	years and the president of the Company			Mining Committee
for 13 years. Mr. Belanger also served as
	executive vice president from 1988			Financial Markets
	through 2004. He is also the executive			Committee
vice president and director of Gold
	Reserve Corporation since 1988, a			Barbados
	director of Siembra Minera, director and			Committee
	president of GR Mining (Barbados) Inc.			(Chair)
and GR Procurement (Barbados) Inc.
since 2016 and GR Mining Group
(Barbados) Inc. since 2018, (the
"Barbados Subsidiaries"). He has been
executive vice president and director of
Great Basin Energies Inc. since 1984 and
MGC Ventures, Inc. since 1997. Mr.
Belanger has also been a policy analyst
for the Canadian federal government and
a gold mining analyst for two major
Canadian investment banks. Prior to his
involvement with the Company, he was
also an officer of a mining company with
six producing gold mines.
James P. Geyer	Mr. Geyer, who has a Bachelor of	1997	407,473	Audit Committee
Spokane,	Science in Mining Engineering, has been
Washington	a director of the Company for 20 years			Compensation
USA	and has significant operating and mine			Committee
project experience in gold and copper
	operations around the world as well as			Mining Committee
	public company experience as a result of			(Chair)
his roles with the Company, Wheaton
River Minerals Ltd., USMX Inc.,
Thompson Creek Metals Company Inc.
(“Thompson Creek”) (during which time
Thompson Creek constructed and
commission the Mont Milligan Mine) and
Stonegate Agricom Ltd. Prior to the

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or		Member of
Residence	Principal Occupation	Inc. since	Controlled		Committee
expropriation of the Brisas Project by
Venezuela, Mr. Geyer was the Senior
Vice President of the company
responsible for the development of the
Brisas Project. Mr. Geyer also led the
analysis on behalf of the Company of the
Brisas Cristinas Project. Mr. Geyer has
considerable knowledge of the Brisas
Cristinas Project and extensive experience
with mining regulations in Venezuela.
Jean Charles Potvin	Mr. Potvin holds a Hon. BSc. in geology	1993	316,672		Compensation
Toronto, Ontario,	as well as an MBA and has been a director				Committee
Canada	of the Company for almost 25 years and is				(Chair)
also a director of Gold Reserve
	Corporation since 1993, Murchison				Audit Committee
	Minerals Ltd. (formerly Flemish Gold				(Chair)
Corp.) and a director and chairman of the
	audit committee of Azimut Exploration				Nominating
	Ltd. a publicly listed mineral exploration				Committee
company. He is also a director and
	member of the audit committee of				Mining Committee
Canadian Zinc Corporation. Mr. Potvin
	has been a key member of the Company's				Financial Markets
	Audit Committee for almost 15 years. Mr.				Committee
	Potvin also has nearly 14 years' experience				(Chair)
as a top-ranked mining investment analyst
at Burns Fry Ltd. (now BMO Nesbitt
Burns Inc.). Mr. Potvin was also a founder
and the chief executive officer of an
international mineral exploration company
that was acquired in a friendly transaction
by one of the largest gold companies in the
world. Mr. Potvin has extensive mineral
development experience in Canada,
Central and South America as well as
Africa.
Robert A. Cohen	Mr. Cohen retired as of October 1, 2016	2017	-		Nominating
Becket.	from his position as a litigation partner in				Committee
Massachusetts	the international law firm Dechert LLP,
USA	and its predecessor firms, in the New York				Legal Committee
	office.				(Chair)

James Michael	Mr. Johnston co-founded Steelhead	2017	10,499,924	(1)	Audit Committee
Johnston	Partners LLC in late 1996 to form and
Seattle, Washington,	manage the Steelhead Navigator				Compensation
USA	Fund. Prior, as senior vice president				Committee
and senior portfolio manager at
Loews Corporation, Michael co-
managed over $5 billion in corporate
bonds and also managed an equity
portfolio. He began his investment
career at Prudential Insurance as a
high yield and investment-grade
credit analyst. Michael was promoted
to co-portfolio manager of an $11

Shares
		Director of	Beneficially
Name and Place of		Gold Reserve	Owned or	Member of
Residence	Principal Occupation	Inc. since	Controlled	Committee
billion fixed income portfolio in
1991. He graduated with honors from
Texas Christian University with a
degree in finance and completed his
MBA at the Johnson Graduate School
of Business at Cornell University.
Total			15,235,637

(1)	Mr. Johnston is the managing member of Steelhead Partners, LLC, which acts as investment manager of Steelhead Navigator Master, L.P. and another client account that together hold 10,499,924 Class A Shares. As such, Mr. Johnston may be deemed to beneficially own the shares owned by these client accounts in that he may be deemed to have the power to direct the voting or disposition of these shares. Otherwise, Mr. Johnston disclaims beneficial ownership of these securities.

Other Executive Officers

Robert A. McGuinness, - Vice President of Finance, Chief Financial Officer

Mr. McGuinness’ principal occupation with the Company is as vice president of finance since March 1993 and chief financial officer since June 1993. He also serves as vice president of finance for Gold Reserve Corporation since 1993, vice president of finance and director of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016, vice president of finance and director of GR Mining Group (Barbados) Inc. since 2018, vice president of finance, chief financial officer and treasurer of Great Basin Energies, Inc. and MGC Ventures, Inc. since 1997. Mr. McGuinness resides in Spokane, Washington, USA.

Mary E. Smith, - Vice President of Administration and Secretary

Ms. Smith’s principal occupation with the Company is as vice president of administration since January 1997 and secretary since June 1997. She also serves as vice president of administration for Gold Reserve Corporation since 1997, vice president of administration of GR Mining (Barbados) Inc. and GR Procurement (Barbados) Inc. since 2016, vice president of administration of GR Mining Group (Barbados) Inc. since 2018, vice president of administration and secretary of Great Basin Energies Inc. and MGC Ventures, Inc. since 1997. Ms. Smith resides in Spokane, Washington, USA. Ms. Smith will be retiring as of June 15, 2018.

Cease Trade Orders, Bankruptcies, Penalties and Sanctions

No proposed director of the Company is, as at the date hereof, or has been, within 10 years before the date hereof, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(a)	was the subject of a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)	was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Other than as disclosed below, no proposed director of the Company or any personal holding company of such person has, within the 10 years before the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Mr. Coleman served as a director of Petrowest Corporation ("Petrowest") until May 18, 2017. On August 15, 2017 the banking syndicate of Petrowest obtained an order from the Alberta Court of Queen's Bench to place Petrowest into receivership.

Item 2 – Appointment of Independent Auditors

It is proposed that the firm of PricewaterhouseCoopers LLP be appointed by the Shareholders as independent certified public accountants to audit the financial statements of the Company for the year ending December 31, 2018 and that the Board be authorized to fix the auditors’ remuneration. PricewaterhouseCoopers LLP were first appointed auditors of the Company in 1992. Representatives of PricewaterhouseCoopers LLP are not expected to be present at the Meeting.

Management recommends that you vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP as the Company’s independent auditors at a remuneration to be fixed by the Board.

Item 3 – Consolidated Financial Statements

A copy of the consolidated financial statements of the Company for the year ended December 31, 2017 (the “Financial Statements”) and the report of the Company’s independent auditors on the Financial Statements are included in the 2017 Annual Report and will be submitted at the Meeting. Copies of the Financial Statements can also be obtained on www.sec.gov and www.sedar.com. Shareholders are not being asked to vote on the receipt of the Financial Statements.

EXECUTIVE COMPENSATION

The disclosure that follows has been prepared in accordance with the provisions of National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators.

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this Compensation Discussion and Analysis (“CD&A”) is to provide information about the Company’s executive compensation philosophy, objectives and processes and to discuss compensation decisions relating to certain of the Company’s senior officers, being the five identified named executive officers (the “NEOs”) during the Company’s most recently completed financial year, being the year ended December 31, 2017. The NEOs who are the focus of this CD&A and who appear in the executive compensation tables of this Circular are: James H. Coleman, executive director and chairman, A. Douglas Belanger, president; Robert A. McGuinness, vice president finance and chief financial officer (the “CFO”); Rockne J. Timm, chief executive officer (the “CEO”); and Mary E. Smith, vice president administration and secretary.

Compensation Committee

The Company’s compensation program was administered during 2017 by the compensation committee of the Board (the “Compensation Committee”). The Compensation Committee is currently composed of the following directors: Jean Charles Potvin (Chair since August 2017) James P. Geyer Patrick D. McChesney (Chair until August 2017) James Michael Johnston The Compensation Committee met six times during 2017 via conference calls and email exchanges. While serving on the Compensation Committee, all of the members participated actively in all discussions. All of the members of the Compensation Committee have had direct experience in matters of executive compensation that is relevant to their responsibilities as members of such committee by virtue of their respective professions and long-standing involvement with public companies and matters of executive compensation. In addition, each member of the Compensation Committee keeps abreast on a regular basis of trends and developments affecting executive compensation.

The Board has determined that each member of the Compensation Committee satisfied the definition of “independent” director as established under National Instrument 58-101- Disclosure of Corporate Governance Practices (“NI 58-101”) of the Canadian Securities Administrators. The Compensation Committee currently has no written charter.

The function of the Compensation Committee is to evaluate the Company’s performance and the performance of the NEOs. The Compensation Committee approves the cash and equity-based compensation of the NEOs and submits such approvals to the full Board for ratification. The Compensation Committee also reviews the Company’s compensation plans, policies and programs and other specific compensation arrangements to assess whether they meet the Company’s risk profile and to ensure they do not encourage excessive risk taking on the part of the recipient of such compensation. The Board has complete discretion over the amount and composition of each NEO’s compensation. Compensation matters relating to the directors were administered by the full Board. Compensation matters relating to each NEO that is a member of the Board were administered by the Compensation Committee.

The Company currently does not anticipate making any significant changes to its compensation policies and practices in 2018.

Compensation Program Philosophy

The goal of the compensation program is to attract, retain and reward employees and other individuals who contribute to both the immediate and the long-term success of the Company. Contributions are largely measured subjectively, and are rewarded through cash and equity-based compensation.

The following objectives are considered in setting the compensation programs for the NEOs:

  set compensation and incentive levels that reflect competitive market practices for similar experience and similar size companies; and
  encourage stock holdings to align the interests of the NEOs with those of Shareholders.

The Company evaluates the extent to which strategic and business goals are met and measures individual performance, albeit subjectively, and the degree to which teamwork and Company objectives are promoted. The Company strives to achieve a balance between the compensation paid to a particular individual and the compensation paid to other employees and executives having similar responsibilities within the Company. The Company also strives to ensure that each employee understands the components of his or her salary, and the basis upon which it is determined and adjusted.

While the Company encourages NEOs to own Class A Shares of the Company, the Company does not currently have a policy requiring officers or directors of the Company to own Class A Shares.

The Compensation Committee has considered the risk implications of the Company’s compensation policies and practices and has concluded that there is no appreciable risk associated with such policies and practices as such policies and practices do not have the potential of encouraging an executive officer or other applicable individual to take on any undue risk or to otherwise expose the Company to inappropriate or excessive risks. Furthermore, although the Company does not have in place any specific prohibitions preventing a NEO or a director from purchasing financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds, that are designed to hedge or offset a decrease in market value of stock options or other equity securities of the Company granted in compensation or held directly or indirectly, by the NEO or director, the Company is unaware of the purchase of any such financial instruments by any NEO or director.

During 2017, the Company did not retain a compensation consultant or advisor to assist the Board or Compensation Committee in determining compensation for the Company’s executive officers and directors.

Compensation Elements and Rationale for Pay Mix Decisions

To reward both short and long-term performance in the compensation program and in furtherance of the Company’s compensation objectives noted above, the Company’s executive compensation philosophy includes the following two principles:

Compensation levels should be competitive

A competitive compensation program is vital to the Company’s ability to attract and retain qualified senior executives. The Company regularly assesses peer group data to ensure that the compensation program is competitive.

Incentive compensation should balance short and long-term performance

To reinforce the importance of balancing strong short-term annual results and long-term viability and success, NEOs may receive both short and long-term incentives. Short-term incentives focus on the achievement of certain objectives for the upcoming year, while stock options create a focus on share price appreciation over the long term.

Compensation Benchmarking

The Company in the past established base salaries and other compensation by using an extensive internal survey of base salaries paid to officers of mining companies with similar experience in the mining industry and therefore proved a good basis on which to make the comparison. The companies considered in our most recent internal survey were:

Centerra Gold Inc. Detour Gold Corporation Guyana Goldfields Inc. Lydian International Limited NovaGold Resources Inc. Sandspring Resources Ltd.	Copper Mountain Mining Corporation Endeavour Mining Corporation Ivanhoe Mines Ltd. Northern Dynasty Minerals Ltd. Pretium Resources Inc.

All of the participants of the internally generated survey are listed on the NYSE MKT, the Toronto Stock Exchange, or the TSX Venture Exchange (the “TSXV”). The Company believes that the survey is a very good representation of average salaries paid to officers with similar levels of experience with comparable mining companies and therefore a good basis on which to make comparisons. The data was obtained from publicly available information.

Components of Executive Compensation

The components of executive compensation are as follows:

Base Salary. The administration of the program requires the Compensation Committee to review annually the base salary of each NEO and to consider various factors, including individual performance, experience, length of time in position, future potential, responsibility, and the executive’s current salary in relation to the executive salary range at other mining companies. These factors are considered subjectively and none are accorded a specific weight.

Bonuses. In addition to base salary, the Compensation Committee from time-to-time recommends to the Board payments of discretionary bonuses to executives and selected employees. Such bonuses are based on the same criteria and determined in a similar fashion as described above.

Equity. The Compensation Committee from time-to-time recommends to the Board grants of stock options to executives and selected employees. These grants are to motivate the executives and selected employees to achieve goals that are consistent with the Company’s business strategies, to create Shareholder value and to attract and retain skilled and talented executives and employees. These factors are considered subjectively and none are accorded a specific weight when granting awards.

KSOP Plan Contribution. The Compensation Committee annually determines the contribution to an employee stock ownership plan with 401(k) provisions maintained by the Company’s subsidiary, Gold Reserve Corporation ( the “KSOP Plan”), for allocation to individual participants. Participation in and contributions to the KSOP Plan by individual employees, including officers, is governed by the terms of the KSOP Plan. See “Incentive Plans – KSOP Plan”.

Chief Executive Officer’s Compensation

It is the responsibility of the Compensation Committee to review and recommend to the Board for ratification the compensation package for the CEO based on the same factors listed above that are used in determining the base salaries for the other NEOs.

The Compensation Committee has not developed specific quantitative or qualitative performance measures or other specific criteria for determining the compensation of the Company’s CEO, primarily because the Company does not yet have a producing mine or other operations from which such quantitative data can be derived.

The determination of the CEO’s compensation in 2017 was based on an internal survey of other companies previously mentioned herein, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities.

Other NEO’s Compensation

In determining the compensation of the other NEOs, the compensation during 2017 was also based on an internal survey of other companies, was subjective, and based on the progress of the proceedings relating to the resolution of the investment dispute with Venezuela, and the pursuit of new corporate opportunities. Generally, the Compensation Committee considers prior compensation and equity grants when considering current compensation.

Change of Control Agreements

The Company maintains change of control agreements with each of the NEOs (the “Change of Control Agreements”) which were implemented by the Board to induce the NEOs to remain with the Company.

See “Termination and Change of Control Benefits” below.

SUMMARY COMPENSATION TABLE

The following table discloses the compensation paid or granted by the Company to the NEOs for each of the fiscal years ended December 31, 2017, 2016, and 2015.

The amounts related to the option-based awards and the share-based awards do not necessarily represent the value of the Class A Shares when vesting occurs, the value of the stock options when exercised, or value the employee may realize from the sale of the Class A Shares.

			Share-	Option-
			based	based
			Awards	Awards		Non-equity Incentive
						plan compensation			All
							Long-	Pension	Other		Total
						Annual	term	value	Compensation		Compensation
Name and Principal		Salary				incentive	incentive
Position	Year	$	$	$		plans	plans	$	$		$
James H. Coleman (1)	2017	500,000	-	834,013	(2)	n/a	n/a	n/a	3,268,718	(3)	4,602,731
Executive Chairman and	2016	500,000	-	-		n/a	n/a	n/a	182,000	(4)	682,000
Director	2015	36,000	-	62,765	(5)	n/a	n/a	n/a	100,000	(6)	198,765

Rockne J. Timm (1)	2017	625,000	-	886,138	(2)	n/a	n/a	n/a	4,185,668	(3)	5,696,806
Chief Executive Officer	2016	625,000	-	-		n/a	n/a	n/a	181,950	(7)	806,950
and Director	2015	330,000	-	-		n/a	n/a	n/a	31,800	(8)	361,800

Robert A. McGuinness	2017	241,500	-	208,503	(9)	n/a	n/a	n/a	841,739	(3)	1,291,742
Vice President Finance	2016	212,625	-	-		n/a	n/a	n/a	27,641	(10)	240,266
and CFO	2015	210,000	-	-		n/a	n/a	n/a	25,200	(8)	235,200

A. Douglas Belanger (1)	2017	450,000	-	625,510	(2)	n/a	n/a	n/a	3,453,174	(3)	4,528,684
President and Director	2016	450,000	-	-		n/a	n/a	n/a	109,450	(11)	559,450
	2015	300,000	-	-		n/a	n/a	n/a	31,800	(8)	331,800

Mary E. Smith	2017	175,000	-	208,503	(9)	n/a	n/a	n/a	771,211	(3)	1,154,714
Vice President	2016	142,917	-	-		n/a	n/a	n/a	18,579	(10)	161,496
Administration and	2015	140,000	-	-		n/a	n/a	n/a	16,800	(8)	156,800
Secretary

(1)	Messrs. Coleman, Timm and Belanger did not receive compensation for their roles as directors.
(2)	On February 16, 2017, the Company granted stock options to the NEOs as follows: Mr. Coleman, 800,000; Mr. Timm, 850,000 and Mr. Belanger, 600,000, with an exercise price of $3.15 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards (“Black-Scholes”) with the following assumptions: a two year expected term; expected volatility of 59%; risk free interest rate of 1.22% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted during 2017 was calculated at approximately $1.04. The stock options vested immediately.
(3)	Other compensation for 2017 consists of the payment for Retention Units (please see “Incentive Plans – Retention Units” below for more information regarding the Retention Units), payment under Bonus Plan (please see “2012 Bonus Pool Plan” below for more information regarding the Bonus Plan), bonuses to cover the exercise of stock options and resulting tax payments on the gain associated with the exercise of stock options, and the Company’s contribution in the form of cash to each of the NEOs allocated to the KSOP Plan (or similar arrangement in the case of Mr. Coleman) for 2017 as follows:

			Cash Bonus to
	Payment of	2012 Bonus	Exercise Stock	KSOP and
	Retention Units	Pool Plan	Options	Other	Total
	$	$	$	$	$
James H. Coleman	442,000	31,618	2,760,000	35,100	3,268,718
Rockne J. Timm	1,502,000	158,090	2,490,478	35,100	4,185,668
Robert A. McGuinness	589,000	71,140	146,499	35,100	841,739
A. Douglas Belanger	1,502,000	158,090	1,757,984	35,100	3,453,174
Mary E. Smith	524,400	65,212	146,499	35,100	771,211

(4)	During 2016 the Board authorized an increase in Mr. Coleman’s annual salary to $500,000 for services as Executive Chairman of the Board of Directors. This amount represents a retroactive payment to June 2015.
(5)	On June 29, 2015, the Company granted 75,000 stock options to Mr. Coleman with an exercise price of $3.91 per share. The fair value of these stock options at the date of grant was estimated using Black-Scholes with the following assumptions: a two year expected term; expected volatility of 37%; risk free interest rate of 0.64% per annum; and a dividend rate of 0%.

The weighted average grant date fair value of these stock options was calculated at approximately $0.84. The stock options vested immediately upon grant.
(6)	Represents cash fees earned as Chairman during 2015.
(7)	During 2016 the Board authorized an increase in Mr. Timm’s annual salary to $625,000 retroactive to June 2015. The amount shown includes retroactive pay of $147,500 and the Company’s cash contribution to the KSOP Plan for 2016 in the amount of $34,450.
(8)	Represents the Company’s cash in the form of cash, to each of the NEOs allocated to the KSOP Plan for 2015.
(9)	On February 16, 2017, the Company granted stock options to the NEOs as follows: Mr. McGuinness, 200,000 and Ms. Smith, 200,000, with an exercise price of $3.15 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards (“Black-Scholes”) with the following assumptions: a two year expected term; expected volatility of 59%; risk free interest rate of 1.22% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted during 2017 was calculated at approximately $1.04. The stock options vest as follows: 1/2 upon grant, 1/4 on February 16, 2018, and 1/4 on February 16, 2019.
(10)	Represents the Company’s cash contribution to each of the NEOs allocated to the KSOP Plan for 2016.
(11)	During 2016 the Board authorized an increase in Mr. Belanger’s annual salary to $450,000 retroactive to June 2015. The amount shown includes retroactive pay of $75,000 and the Company’s cash contribution to the KSOP Plan for 2016 in the amount of $34,450.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the NEOs outstanding as at December 31, 2017. No share-based awards were outstanding as at December 31, 2017.

			Option-based Awards				Share-based Awards
		Number				Number of
		of				shares or		Market or payout
		securities			Value of	units of	Market or payout	value of share-
		underlying	Option		unexercised in-	shares that	value of share-	based awards not
		unexercised	exercise	Option	the-money	have not	based awards that	paid out or
	Grant	options	price	expiration	options (1)	vested	have not vested	distributed
Name	Date	#	$	date	$	#	$	$
James H. Coleman	6/11/2013	50,000	3.00	6/11/2018	14,500	-	-	-
Executive Chairman	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
and Director	6/29/2015	75,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	400,000	3.15	2/16/2027	56,000	-	-	-
	Total	550,000			70,500	-	-	-

Rockne J. Timm	2/16/2017	425,000	3.15	2/16/2027	59,500	-	-	-
Chief Executive	Total	425,000			59,500	-	-	-
Officer and Director

Robert A. McGuinness	7/25/2014	75,000	4.02	7/25/2024	-	-	-	-
Vice President Finance	2/16/2017	50,000	3.15	2/16/2027	7,000	-	-	-
and CFO	2/16/2017	125,000	3.15	2/16/2027	17,500	-	-	-
	Total	250,000			24,500	-	-	-

A. Douglas Belanger	2/16/2017	300,000	3.15	2/16/2027	42,000	-	-	-
President and Director	Total	300,000			42,000	-	-	-

Mary E. Smith	7/25/2014	60,000	4.02	7/25/2024	-	-	-	-
Vice President	2/16/2017	50,000	3.15	2/16/2027	7,000	-	-	-
Administration and	2/16/2017	125,000	3.15	2/16/2027	17,500	-	-	-
Secretary	Total	235,000			24,500	-	-	-

(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2017 the closing price of the Class A Shares on the OTCQB was $3.29.

OPTIONS VESTED DURING THE YEAR

The following table sets forth information for NEOs regarding the value of stock options vesting during 2017. No share-based awards vested, and no non-equity incentive plan compensation was earned during 2017.

		Share-based	Non-equity incentive
	Option-based awards	awards – Value	plan compensation –
	– Value vested during	vested during the	Value earned during
	the year (1)	year	the year
Name	$	$	$
James H. Coleman
Executive Chairman and Director	48,000	-	-
Rockne J. Timm
Chief Executive Officer and Director	51,000	-	-
Robert A. McGuinness
Vice President Finance and CFO	6,000	-	-
A. Douglas Belanger
President and Director	36,000	-	-
Mary E. Smith
Vice President Administration and Secretary	6,000	-	-

(1)	On February 16, 2017 the following stock options vested each with an exercise price of $3.15 per share and a market price of $3.21 per share: 800,000 stock options vested for Mr. Coleman; 850,000 stock options vested for Mr. Timm; 100,000 stock options vested for Mr. McGuinness; 600,000 stock options vested for Mr. Belanger; and 100,000 stock options vested for Ms. Smith.

INCENTIVE PLANS

The 2012 Equity Incentive Plan, as amended and restated (the “2012 Plan”)

The 2012 Plan was adopted by the Board for the employees, officers, directors and consultants of the Company and its subsidiaries and permits the grant of stock options, which are exercisable for Class A Shares.

The maximum number of Class A Shares issuable under stock options granted under the 2012 Plan is 8,750,000 Class A Shares. At the date of this Circular 2,073,435 stock options have been exercised, 4,854,565 stock options are outstanding and 1,822,000 are available for grant.

Securities Authorized for issuance under Equity Compensation Plans

The following table sets forth certain information regarding the 2012 Plan as of December 31, 2017:

	Number of securities to be	Weighted-average exercise	Number of securities
	issued upon exercise of	price of outstanding	remaining available for
	outstanding options,	options, warrants and	future issuance under 2012
Plan Category	warrants and rights	rights	Plan
Equity Incentive Plans
approved by Shareholders	N/A	N/A	N/A

2012 Equity Incentive Plan
not approved by	5,091,565	N/A	1,585,000
Shareholders
Total	5,091,565		1,585,000

The Company provides newly issued Class A Shares to satisfy stock option exercises. The grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board.

The 2012 Plan was established to provide incentives to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The 2012 Plan is administered by a committee of the Board, and in certain cases by the Board, established pursuant to the terms of the 2012 Plan.

In accordance with the rules of the TSXV the number of Class A Shares which may be reserved for issuance to any one person may not exceed 5% of the issued Class A Shares in a 12-month period, calculated as at the date the stock options are granted to such person. In addition pursuant to such rules and as set forth in the 2012 Plan, the Company may not grant stock options providing for the issuance of more than 2% of the issued Class A Shares to any one consultant in any 12-month period, calculated as at the date the stock options are granted to such consultant, and the Company may not grant stock options providing for the issuance, in the aggregate, of more than 2% of the issued Class A Shares to all persons retained to conduct investor relations activities in any 12-month period, calculated as at the date the stock options are granted to such persons.

The 2012 Plan also provides for the following:

a)	stock options granted under the 2012 Plan will have an expiry date not to exceed 10 years from the date of grant;
b)	any stock options granted that expire or terminate for certain reasons without having been exercised will again be available under the 2012 Plan;
c)	stock options will vest as required by the TSXV and as may be determined by a committee established pursuant to the 2012 Plan, or in certain cases, by the Board;
d)	the minimum exercise price of any stock options issued under the 2012 Plan will be the last previous closing price on the date of grant, subject to the requirements of the TSXV; and
e)	the Company’s Board is authorized to grant to participants that number of stock options under the 2012 Plan not exceeding 8,750,000 of the issued and outstanding Class A Shares of the Company, less the number of currently outstanding stock options.

Amendments to the 2012 Plan may be made by the Board without Shareholder approval to:

(i)	amend the 2012 Plan to correct typographical, grammatical or clerical errors;
(ii)	change the vesting provisions of an option granted under the 2012 Plan, subject to prior written approval of the TSXV, if applicable;
(iii)	change the termination provision of an option granted under the 2012 Plan if it does not entail an extension beyond the original expiry date of such option;
(iv)	make such amendments to the 2012 Plan as are necessary or desirable to reflect changes to securities laws applicable to the Company;
(v)	make such amendments as may otherwise be permitted by the TSXV, if applicable; and
(vi)	amend the 2012 Plan to reduce the benefits that may be granted to new plan participants.

The Board is of the view that the 2012 Plan provides the Company with the flexibility to attract and maintain the services of executives, employees and other service providers in competition with other companies in the industry.

KSOP Plan

The Company’s subsidiary, Gold Reserve Corporation, maintains a KSOP Plan for the benefit of eligible employees. The KSOP Plan consists of two components: 1) a salary reduction component and a 401(k) which includes provisions for discretionary contributions by the Company, and (2) an employee share ownership component, or ESOP. Eligible employees are those who have been employed for a period in excess of one year and who have worked at least 1,000 hours during the year in which any allocation is to be made.

Employee contributions to the 401(k) component of the KSOP Plan are limited in each year to the total amount of salary reduction the employee elects to defer during the year, which is limited in 2018 to $18,500 ($24,500 limit for participants who are 50 or more years of age, or who turn 50 during 2018).

Employer contributions, stated as a percentage of eligible compensation, are determined each year by the Board. The employer contributions are disclosed under “Executive Compensation – Summary Compensation Tables”, under the column “All Other Compensation”. All contributions, once made to the individual’s account under the KSOP Plan, are thereafter self-directed.

Total employer and employee annual contributions to an employee participating in both the 401(k) and ESOP components of the KSOP Plan are limited (in 2018) to a maximum of $55,000 ($61,000 limit for participants who are 50 or more years of age or who turn 50 during 2018). The annual dollar limit is an aggregate limit which applies to all contributions made under this plan. For KSOP Plan year 2018 the Company has adopted a minimum “Safe Harbor” contribution of 3% of eligible compensation.

Distributions from the KSOP Plan are not permitted before the participating employee reaches the age of 59 and six months, except in the case of death, disability, termination of employment by the Company or financial hardship. The employee stock ownership component of the KSOP Plan is qualified under Sections 421 and 423 of the U.S. Internal Revenue Code of 1986, as amended.

Allocated cash contributions to eligible KSOP Plan participants (9 participants for 2017) for plan years 2017, 2016, and 2015 were $234,252, $163,340, and $149,605, respectively.

Retention Units

The Company has a Director and Employee Retention Plan (the “Retention Plan”) for the primary purposes of: (1) attracting and retaining directors, management and personnel with the training, experiences, and ability to enable them to make a substantial contribution to the success of the business of the Company, (2) to motivate participants by means of growth-related incentives to achieve long range goals, (3) to further the identity of interests of participants with those of the Shareholders through equity-based incentive opportunities and (4) to allow each participant to share in the value of the Company following the grant of retention units (the “Retention Units”).

The Board or a committee thereof may grant Units to directors and certain key employees of the Company or its subsidiaries. The Units fully vest and are payable upon the achievement of pre-established goals or a Change of Control (described below).

In June 2017, as a result of the collection of proceeds related to the sale of the Company’s mining data (the “Mining Data”) to Venezuela, the Retention Units issued in October, 2006 and December, 2007 vested and, in the third quarter of 2017, the Company paid $7.7 million to plan participants. There are currently no Retention Units outstanding.

TERMINATION AND CHANGE OF CONTROL BENEFITS

Termination of Employment, Change in Responsibilities and Employment Contracts

At this time, there are no written employment agreements between the Company and the NEOs.

The Company maintains Change of Control Agreements with each of the NEOs, which were implemented by the Board to induce the NEOs to remain with the Company in the event of a Change of Control. The Board believes these individuals are important assets to the Company and their continued employment is important to oversee the current settlement arrangement with Venezuela including the development of Siembra Minera and the Brisas Cristinas Project. The Board further believes that the loss of their continued services could have a detrimental impact on the successful outcome of the current settlement arrangement with Venezuela and the future of the Siembra Minera Project.

Existing Change of Control Arrangements with Executive Officers

Beginning in 2003, the Company entered into Change of Control Agreements with each of the NEOs (other than Mr. Coleman) and three other employees. On May 26, 2017, the Board approved a Change of Control Agreement with Mr. Coleman. Other than as disclosed herein, no other executive officers, directors or affiliates of the Company have Change of Control Agreements with the Company.

A “Change of Control” means one or more of the following:

1.	the acquisition by any individual, entity or group, of beneficial ownership of the Company of 25 percent of the voting power of the outstanding Class A Shares;
2.	a change in the composition of the Board (the “Incumbent Board”) that causes less than a majority of the current directors of the Board to be members of the incoming board; however, that any individual becoming a director subsequent to the effective date of the Change of Control Agreements, whose election, or nomination for election by the Shareholders, was approved by a vote of at least the majority of the directors then comprising the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;
3.	reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company;
4.	liquidation or dissolution of the Company; or
5.	any other event the Board reasonably determines constitutes a Change of Control.

Pursuant to the Change of Control Agreements, in the event of a Change of Control each participant is entitled to, among other things, continue employment with the Company and, if the participant's employment is terminated within 12 months following the Change of Control for any reason other than termination by the Company for cause, such participant will be entitled to receive, among other things:

  an amount equal to 24 times his or her monthly salary (36 times for Mr. Timm, Mr. Belanger and Mr. Coleman), determined as of the date immediately prior to termination or the Change of Control, whichever is greater (the Change of Control time period of 24 months compared to 36 months is based primarily on seniority of position and responsibility and length of service with the Company);
  an amount equal to two years of the Company’s KSOP contributions (based upon the maximum allowable allocation pursuant to applicable law and the participant's annual salary immediately prior to his or her termination date or the Change of Control, whichever is greater);
  an amount equal to the aggregate of all bonuses received during the 12 months prior to his or her termination date, plus any amounts required to be paid in connection with unpaid vacation time;

  a payment equal to two times the monthly premium for maintenance of health, life, accidental death and dismemberment, and long term disability insurance benefits for a period of 36 months;
  cause all equity awards or equity-based awards (including stock options and restricted shares) granted to the participant to become fully vested and unrestricted;
  at the election of the participant, the buy-out of the cash value of any unexercised stock options based upon the amount by which the weighted average trading price of the Class A Shares for the last five days preceding the date the participant makes such election exceeds the exercise price of the stock options; and

As further discussed in the following two paragraphs, the participants are entitled to receive certain "gross-up payments" (that is, an excess parachute gross-up payment and a deferred compensation gross-up payment) if payments that he or she receives are subject to the excise tax under Code Section 4999 on excess parachute payments or the additional tax and interest factor tax under Code Section 409A on deferred compensation. The intent of these gross-up payments is to put the participant in the same position, after tax, that he or she would have been in if the payments that the participant received had not been subject to the excise and additional taxes.

The Change of Control Agreements also provide for a gross-up payment if any payment made to or for the benefit of a participant (“Excess Parachute Payment”) would be subject to the excise tax imposed by Code Section 4999, or any interest or penalties are incurred by the participant with respect to such excise tax. The Company will pay to the participant an additional payment (“Excess Parachute Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Excess Parachute Gross-Up Payment, the participant retains an amount of the Excess Parachute Gross-Up Payment equal to the excise tax (and any interest or penalties) imposed upon the participants Excess Parachute Payment.

The Change of Control Agreements further provide for a gross-up payment if any payment made to or for the benefit of a participant (“Deferred Compensation Payment”) would be subject to the additional tax or additional interest on any underpayment of tax imposed by Code Section 409A, or any interest or penalties are incurred by the participant with respect to such additional tax or underpayment of tax. The Company will pay to the participant an additional payment (“Deferred Compensation Gross-Up Payment”) in an amount such that after payment by the participant of all taxes on the Deferred Compensation Gross-Up Payment, the participant retains an amount of the Deferred Compensation Gross-Up Payment equal to the additional tax and additional interest on any underpayment of tax (and any interest or penalties) imposed upon the participant’s Deferred Compensation Payment.

Payments may be delayed six months under Code Section 409A. In the event of such a delay, the delayed payments will be made to a rabbi trust. Upon the completion of the six-month delay period, the payments held in the rabbi trust will be paid to the participant plus interest at the prime rate. The Company will pay all costs associated with the rabbi trust.

Participants would have been entitled to collectively receive an aggregate of approximately $16,157,090 if a Change of Control had occurred on December 31, 2017. This amount assumes all persons with Change of Control Agreements elect the buy-out of their stock options as described above. For purposes of such calculation, the Company assumed the election was made on December 31, 2017, which resulted in share price of $3.29 per Class A Share. This amount was determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

The following table represents the estimated payout for employees holding Change of Control Agreements at December 31, 2017. These amounts were determined exclusive of any gross-up payments, which could be substantial depending on the tax position of each individual.

		Payout of
	Compensation (1)	Stock Options (2)	Total
Name	$	$	$
James Coleman	4,395,118	70,500	4,465,618
Rockne J. Timm	4,778,754	59,500	4,838,254
Robert A. McGuinness	920,898	24,500	945,398
A. Douglas Belanger	3,555,245	42,000	3,597,245
Mary E. Smith	714,794	24,500	739,294
Total NEOs	14,364,809	221,000	14,585,809

Other participants	1,087,788	483,493	1,571,281
Total	15,452,597	704,493	16,157,090

(1)	Represents the estimated payout as of December 31, 2017 of the associated salary, vacation, KSOP contribution, bonus and insurance.
(2)	Represents the payout of stock options.

DIRECTOR COMPENSATION

Summary Director Fee Tables

Effective November 1, 2017, the Board approved an increase in the basic annual retainer for non-employee Board members from $36,000 per annum to $60,000 per annum and the following annual retainers for non-employee Committee chairs: the audit committee of the Board (the “Audit Committee”) $8,000; the Compensation Committee $6,000; the nominating committee of the Board (the “Nominating Committee”) $6,000; the mining committee of the Board (the “Mining Committee”) $6,000; Barbados Committee $6,000; the legal committee of the Board (the “Legal Committee”) $6,000; and the financial markets Committee of the Board (the “Financial Markets Committee”) $6,000. All other non-employee Committee members receive an annual retainer of $4,000. Payments are made on a quarterly basis.

			Share-
Name		Earned Fees (1)	awards based	Option-based awards		Incentive Non-equity plan	Compensation All Other	Total
	Year	$	$	$		compensation	$(2)	$
Jean Charles Potvin	2017	45,833	-	208,503	(3)	-	457,809	712,145
Robert A. Cohen	2017	18,500	-	112,888	(4)	-	-	131,388
James Michael Johnston	2017	16,000	-	-		-	-	16,000
James P. Geyer	2017	42,500	-	130,314	(3)	-	465,713	638,527
Patrick D. McChesney (5)	2017	24,000	-	156,377	(3)	-	457,809	638,186

(1)	Represents cash fees granted as director during the year including committee fees.
(2)	Other compensation for 2017 consists of the payment for Retention Units (please see “Incentive Plans – Retention Units” above for more information regarding the Retention Units) and payments under Bonus Plan (please see “2012 Bonus Pool Plan” below for more information regarding the Bonus Plan), as follows:

	Payment of
	Retention Units	Bonus Plan	Total
Jean Charles Potvin	$442,000	$15,809	$457,809
James P. Geyer	$442,000	$23,713	$465,713
Patrick D. McChesney	$442,000	$15,809	$457,809

(3)	On February 16, 2017, the Company granted stock options as follows: Mr. Potvin, 200,000; Mr. Geyer, 125,000; and Mr. McChesney, 150,000, with an exercise price of $3.15 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a two year expected term; expected volatility of 59%; risk free interest rate of 1.22% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted during 2017 was calculated at approximately $1.04. The stock options vest as follows: 1/2 upon grant, 1/4 on February 16, 2018, and 1/4 on February 16, 2019.
(4)	On May 1, 2017, the Company granted 125,000 stock options to Mr. Cohen with an exercise price of $2.69 per share. The fair market value of these stock options at the date of grant was estimated using the Black-Scholes valuation model, which valuation model the Company has determined to be the most accurate measure of value for option-based awards with the following assumptions: a two year expected term; expected volatility of 60%; risk free interest rate of 1.28% per annum; and a dividend rate of 0%. The weighted average grant date fair value of the stock options granted was calculated at approximately $0.90. The stock options vest as follows: 1/4 upon grant, 1/4 on November 1, 2017, and 1/4 on May 1, 2018 and 1/4 on November 1, 2018.
(5)	Mr. McChesney resigned his position as Director effective August 29, 2017.

Certain NEOs, being Messrs. Coleman, Timm and Belanger, are also directors of the Company. None of such NEOs receive any additional compensation for acting as a director of the Company.

The following table sets forth information concerning all outstanding stock options to acquire Class A Shares granted to the directors as at December 31, 2017. No Share-based awards were outstanding as at December 31, 2017.

			Option-based Awards				Share-based Awards
								Market or
		Number				Number	Market or	payout
		of			Value of	of shares	payout value	value of
		securities			unexercised	or units of	of share-	share-based
		underlying	Option		in-the-	shares that	based awards	awards not
		unexercised	exercise	Option	money	have not	that have not	paid out or
	Grant	options	price	expiration	options (1)	vested	vested	distributed
Name	Date	#	$	Date	$	#	$	$
Jean Charles Potvin	6/11/2013	50,000	3.00	6/11/2018	14,500	-	-	-
	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	200,000	3.15	2/16/2027	28,000	-	-	-
Total		310,000			42,500	-	-	-

Robert A. Cohen	5/1/2017	125,000	2.69	5/1/2027	75,000	-	-	-
Total		125,000			75,000	-	-	-

James Michael Johnston	-	-	-	-	-	-	-	-
Total	-	-	-	-	-	-	-	-

James P. Geyer	6/11/2013	50,000	3.00	6/11/2018	14,500	-	-	-
	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	125,000	3.15	2/16/2027	17,500	-	-	-
Total		235,000			32,000	-	-	-

Patrick D. McChesney (2)	6/11/2013	50,000	3.00	6/11/2018	14,500	-	-	-
	7/25/2014	25,000	4.02	7/25/2024	-	-	-	-
	6/29/2015	35,000	3.91	6/29/2025	-	-	-	-
	2/16/2017	150,000	3.15	2/16/2027	21,000	-	-	-
Total		260,000			35,500	-	-	-

(1)	The “Value of unexercised in-the-money options” was calculated by determining the difference between the market value of the securities underlying the option at the end of the financial year and the exercise price of such stock options. At December 31, 2017 the closing price of the Class A Shares on the OTCQB was $3.29.
(2)	Mr. McChesney resigned his position as Director effective August 29, 2017.

OPTIONS VESTED DURING THE YEAR

The following table sets forth information for the directors other than the NEOs regarding the value of stock options vesting during 2017. No share-based awards vested, and no non-equity incentive plan compensation was earned, during 2017.

			Non-equity
			incentive plan
	Option-based awards –	Share-based awards –	compensation –
	Value vested during the	Value vested during the	Value earned
	year	year	during the year
Name	$	$	$
J.C. Potvin (1)	4,000	-	-
Robert A. Cohen (2) (3)	37,812	-	-
James Michael Johnston	-	-	-
James P. Geyer (1)	2,500	-	-
Patrick D. McChesney (1) (4)	3,000	-	-

(1)	On February 16, 2017, the following stock options vested: Mr. Potvin 66,667, Mr. Geyer 41,667; and Mr. McChesney 50,000; each with an exercise price of $3.15 per share and a market price of $3.21 per share.
(2)	On May 1, 2017 31,250 stock options vested for Mr. Cohen each with an exercise price of $2.69 per share and a market price of $2.66 per share.
(3)	On November 1, 2017 31,250 stock options vested for Mr. Cohen each with an exercise price of $2.69 per share and a market price of $3.90 per share.
(4)	Mr. McChesney resigned his position as Director effective August 29, 2017.

Directors and Officers Insurance

The Company carries directors’ and officers’ liability insurance which is subject to a total aggregate limit of approximately $35,000,000. The annual premium for the latest policy period beginning April 2018 was $1,085,000. In addition, the Company elected to exercise its options to obtain additional run off/extended reporting period coverage of $8 million for six years at an annual cost of approximately $72,000, from its previous primary coverage provider.

2012 BONUS POOL PLAN

The Board approved the 2012 Bonus Pool Plan (“Bonus Plan”) in May 2012, to reward Bonus Plan participants, including NEOs, employees, directors and consultants, for their contribution related to among other things: (i) the development of the Brisas Project to the construction stage and subsequent issuance of the environmental permit to commence construction of the Brisas Project; (ii) the manner in which the Brisas Project development effort was carried out allowing the Company to present a compelling and vigorous defense of its arbitration claim; (iii) the support of the Company’s execution of the arbitration proceedings through the filing of numerous memorandum and exhibits as well as the oral hearings; and (iv) the on-going efforts to assist with positioning the Company to collect, in the most optimum manner, any proceeds or other consideration related to the arbitration claim and/or sale of the Mining Data.

In January 2013 and September 2014, the Compensation Committee selected Bonus Plan participants and fixed their respective percentage of participation in the bonus pool. Since September 2014 the Plan has been 100% allocated to plan participants and the Bonus Plan has been administered by a committee, composed of one or more independent members of the Board, appointed from time to time by the Board.

Participation in the Bonus Plan fully vests upon the participant’s selection by the committee, subject to voluntary termination of employment or termination for cause. Participants who reach age 65 and retire are fully vested and continue to participate in future distributions under the Plan.

Generally the bonus pool is established if and when the Company (i) recovers any settlement, award, or other payment made or other consideration transferred to the Company outside of Venezuela or any of its affiliates arising out of, in connection with or with respect to the Arbitration Proceedings, including, but not limited to the proceeds received by the Company or its affiliates from a sale, pledge transfer or other disposition, directly or indirectly, of the Company’s rights with respect to the Arbitration Proceedings; (ii) sells, pledges, transfers or disposes, directly or indirectly, of all or any portion of the Mining Data, or (iii) in the event the Company or its Shareholders, directly or indirectly, engage in any (a) merger, plan of arrangement or other business combination transaction involving the Company or any of its subsidiaries,

(b)	a sale, pledge, transfer or other disposition of 85% or more of the Company’s then outstanding Class
A	Shares or (c) sale, pledge, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Company (“Enterprise Sale”).

The bonus pool is calculated on substantially the same terms as the Contingent Value Rights. In the case of the collection of the Award or disposition of our Mining Data, the bonus pool is comprised of the gross proceeds or the fair value of any consideration related to such transactions less certain deductions and applicable taxes and in the case of an Enterprise Sale the gross value of the transaction will be considered before any applicable taxes and after any Change of Control payments, the sum of which in either case shall be multiplied times 1% of the first $200 million and 5% thereafter.

Based on the proceeds from the sale of our Mining Data, the Company in 2017 distributed to participants including the NEO's approximately $0.8 million, which is discussed in the compensation section.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS OTHER THAN SECURITIES PURCHASE PROGRAMS

As of the date hereof or at any time within thirty days prior to the date hereof, no executive officer, director, employee, or former executive officer, director or employee of the Company is or was indebted in respect of any purchase of securities or otherwise to the Company or to any other entity for which the indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE MATTERS

The Board and management of the Company recognize that effective corporate governance practices are fundamental to the long-term success of the Company. Sound corporate governance contributes to Shareholder value through increased confidence. The Board and management are therefore committed to maintaining a high standard of corporate governance and compliance with the applicable provisions of National Instrument 58-101 - Disclosure of Corporate Governance Practices

(“NI 58-101”). Additionally, while not currently prescriptive, the Board and management consider and, where appropriate, implement the corporate governance guidelines suggested in National Policy 58-201 –Corporate Governance Guidelines (“NP 58-201”). The guidelines contained in NP 58-201 have been formulated to:

1.	achieve a balance between providing protection to investors and fostering fair and efficient capital markets and confidence in capital markets;
2.	be sensitive to the realities of the greater numbers of small companies and controlled companies in the Canadian corporate landscape;

3.	take into account the impact of corporate governance developments in the U.S. and around the world; and
4.	recognize that corporate governance is evolving.

Independence and Board Matters

The Board believes that Messrs. Potvin, Cohen, Geyer and Johnston are “independent” within the meaning of section 1.4 of Canadian National instrument 52-110 – Audit Committees (“NI 52-110”) and section 1.2 of NI 58-101. The Board believes that the four directors are free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with their ability to act independently from management or to act as a director with a view to the best interests of the Company, other than interests and relationships arising from shareholdings.

Currently, the positions of Chairman of the Board and CEO are separate. The Board does not have a policy on whether these roles should be separate or combined, but believes that the most effective leadership model for the Company at this time is to have these roles separated. While the current Chairman of the Board is non-independent by virtue of being an executive chairman, he currently remains responsible for providing leadership to the Board. The Board retains flexibility to determine whether these roles should be separate or combined in one individual in the future.

Each of the Audit Committee and the Compensation Committee are comprised of independent directors and such committees also hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. The Nominating Committee is comprised of a majority of independent directors. While the Board has not adopted a written mandate, the Board has adopted the Gold Reserve Inc. Code of Conduct and Ethics which can be found at www.goldreserveinc.com under Investor Relations – Corporate Governance and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 999 W. Riverside Avenue, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Due to its current size, the Board does not currently provide an orientation and education program for specifically training new recruits to the Board. The Board does not provide a continuing education program for its directors. All directors are given direct access to management, which is encouraged to provide information on the Company and its business and affairs to directors. The Board believes that each of its directors maintain the skills and knowledge necessary to meet their obligations as directors.

Risk Oversight

The various committees of the Board assist the Board in its responsibility for oversight of risk management. In particular, the Audit Committee focuses on major financial risk exposures, the steps management has taken to monitor and control such risks, and, if appropriate, discusses with the independent auditor the guidelines and policies governing the process by which senior management and the relevant departments of the Company assess and manage the Company’s financial risk exposure and operational/strategic risk. We believe this arrangement maximizes the risk oversight benefit while providing for an appropriate leadership structure.

AUDIT COMMITTEE

Audit Committee Charter

The Audit Committee of the Board operates within a written mandate, as approved by the Board, which describes the Audit Committee’s objectives and responsibilities. The full text of the Audit Committee Charter, as amended as of August 2014, is attached as “Appendix A” to this Circular.

Membership and Role of the Audit Committee

The Audit Committee consists of Jean Charles Potvin, (Chairman), James P. Geyer and James Michael Johnston. The Board has determined each member of the Audit Committee to be “independent” and “financially literate” as such terms are defined under Canadian securities laws. Further, each member of the Audit Committee satisfies the definition of “independent” director as established under the SEC rules. In addition, each member of the Audit Committee is financially literate and the Board has determined that Mr. Potvin qualifies as an audit committee “financial expert” as defined by SEC rules. The Board has made these determinations based on the education and experience of each member of the Audit Committee.

Mr. Potvin is Director and Chairman of Murchison Minerals Ltd. (formerly Flemish Gold Corp.) and Director and Chairman of the audit committee of Azimut Exploration Ltd. a publicly listed mineral exploration company. Mr. Potvin holds a Bachelor of Science degree in Geology from Carleton University and an MBA from the University of Ottawa. He spent nearly 14 years as a mining investment analyst for a large Canadian investment brokerage firm (Burns Fry Ltd., now BMO Nesbitt Burns Inc.). Mr. Potvin has been a member of the Audit Committee since August 2003.

Mr. Geyer has a Bachelor of Science in Mining Engineering from the Colorado School of Mines, has 41 years of experience in underground and open pit mining and has held engineering and operations positions with a number of companies including AMAX and ASARCO. Mr. Geyer is a former Director of Thompson Creek Metals Inc. where he was previously a member of the audit committee. Mr. Geyer has been a member of the Audit Committee since March 19, 2015.

Mr. Johnston co-founded Steelhead Partners LLC in late 1996 to form and manage the Steelhead Navigator Fund. Prior, as senior vice president and senior portfolio manager at Loews Corporation, Michael co-managed over $5 billion in corporate bonds and also managed an equity portfolio. He began his investment career at Prudential Insurance as a high yield and investment-grade credit analyst. Michael was promoted to co-portfolio manager of an $11 billion fixed income portfolio in 1991. He graduated with honors from Texas Christian University with a degree in finance and completed his MBA at the Johnson Graduate School of Business at Cornell University.

The Audit Committee met four times during 2017 at which attendance, in person or by phone, averaged 92%. The Audit Committee’s principal functions are to assist the Board in fulfilling its oversight responsibilities, and to specifically review: (i) the integrity of our financial statements; (ii) the independent auditor’s qualifications and independence; (iii) the performance of our system of internal audit function and the independent auditor; and (iv) our compliance with laws and regulations, including disclosure controls and procedures. During 2017, the Audit Committee worked with management, our internal auditor and our independent auditor to address Sarbanes-Oxley Section 404 internal control requirements.

The Audit Committee reviews our financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements, the reporting process and maintaining an effective system of internal control over financial reporting. Our independent auditors are engaged to audit and express opinions on the conformity of our financial statements to accounting principles generally accepted in the United States, and the effectiveness of our internal control over financial reporting.

External Auditor Service Fees

Fees paid to the Company’s independent external auditor, PricewaterhouseCoopers LLP, for the fiscal years ended December 31, 2017 and 2016 are detailed in the following table:

Fee Category	Year Ended 2017	Year Ended 2016
Audit Fees(1)	$204,238	$140,131
Tax Fees (2)	111,340	116,620
All Other Fees	-	-
Total	$315,578	$256,750

All fees for services performed by the Company’s external auditors during 2017 were pre-approved by the Audit Committee.

(1)	Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the integrated audit of the Company’s annual financial statements, quarterly reports and services provided in respect of other regulatory-required auditor attest functions associated with government audit reports, registration statements, prospectuses, periodic reports and other documents filed with securities regulatory authorities or other documents issued in connection with securities offerings.
(2)	Tax fees were for services outside of the audit scope and represented consultations for tax compliance and advisory services relating to common forms of domestic and international taxation.

Pre-approval Policies and Procedures

The Audit Committee has adopted policies and procedures for the pre-approval of services performed by the Company’s external auditors, with the objective of maintaining the independence of the external auditors. The Company’s policy requires that the Audit Committee pre-approve all audit, audit-related, tax and other permissible non-audit services to be performed by the external auditors, including all engagements of the external auditors with respect to the Company’s subsidiaries. Prior approval of engagements for services other than the annual audit may, as required, be approved by the Chair of the Audit Committee with the provision that such approvals be brought before the full Audit Committee at its next regular meeting. The Company’s policy sets out the details of the permissible non-audit services consistent with the applicable Canadian independence standards for auditors. The CFO presents the details of any proposed assignments of the external auditor for consideration by the Audit Committee. The procedures do not include delegation of the Audit Committee’s responsibilities to management of the Company.

NOMINATING COMMITTEE

Nominating Committee Charter

The Nominating Committee of the Board operates within a written mandate, as approved by the Board, which describes the Nominating Committee’s objectives and responsibilities. The full text of the Nominating Committee Charter is available on the Company’s website, www.goldreserveinc.com, under the Investor Relations – Governance section and is available in print to any Shareholder who requests it from the Company by writing to us at Gold Reserve Inc., 999 W. Riverside, Suite 401, Spokane, WA 99201, Attn: Investor Relations.

Membership and Role of the Nominating Committee

The Nominating Committee is currently composed of the following three (3) directors: James H. Coleman (Chair) Robert A. Cohen, and Jean Charles Potvin

Pursuant to the written mandate of the Nominating Committee, as amended, a majority of the members of the Nominating Committee are required to be independent and the Board has determined that a majority of the members satisfy the definition of “independent” director as established under NI 58-101 (i.e. other than James H. Coleman).

The Nominating Committee assists the Board in fulfilling its responsibilities with respect to the composition of the Board, including recommending candidates for election or appointment as director of the Company.

In considering and identifying new candidates for Board nomination, the Board, where relevant, addresses succession and planning issues; identifies the mix of expertise and qualities required for the Board; assesses the attributes new directors should have for the appropriate mix to be maintained; arranges for each candidate to meet with the Board Chair and the CEO; recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and encourages diversity in the composition of the Board.

COMPENSATION COMMITTEE

The Compensation Committee is currently composed of the following three (3) directors: Jean Charles Potvin (Chair) James P. Geyer James Michael Johnston

For more information regarding the Compensation Committee, please see “Compensation Discussion And Analysis - Compensation Committee” above.

LEGAL COMMITTEE

The Legal Committee of the Board was created to review and monitor the Company’s legal position in respect of Board matters, matters related to enforcement of the Award, matters related to the Settlement Agreement and ancillary matters, matters related to Siembra Minera and the Barbados Subsidiaries, and all other legal matters arising out of the business of the Company, as well as liaising with legal counsel.

The Legal Committee is currently composed of the following three (3) directors:

Robert A. Cohen (Chair)

James H. Coleman

Rockne J. Timm

MINING COMMITTEE

The Mining Committee of the Board was created to review and monitor all mining activities related to the Barbados Subsidiaries and Siembra Minera and acting as an intermediary between the interactions between the Barbados Subsidiaries and the Board.

The Mining Committee is currently composed of the following three (3) directors: James P. Geyer (Chair) Jean Charles Potvin A. Douglas Belanger

FINANCIAL MARKETS COMMITTEE

The Financial Markets Committee of the Board was created to evaluate the Company’s external financial obligations with respect to debt and/or equity issues and to evaluate and review: the listing status of the Company’s securities; the Company’s public and investment market disclosure; and the Company’s relationships with investment banks and mining analysts as well as the Shareholders.

The Financial Markets Committee is currently composed of the following two (2) directors: Jean Charles Potvin (Chair) A. Douglas Belanger

BARBADOS COMMITTEE

The Barbados Committee of the Board was created to review and monitor the activities of the Barbados Subsidiaries and related transactions and activities with Siembra Minera.

The Barbados Committee is currently composed of the following two (2) directors: A. Douglas Belanger (Chair) James H. Coleman

ADDITIONAL INFORMATION

Applicable Canadian securities laws require listed corporations to disclose their approach to corporate governance. The Company’s disclosure in this regard is set out in “Appendix B” to this Circular.

COMMUNICATION WITH BOARD MEMBERS

Any Shareholder or other interested party that desires to communicate with the Board or any of its specific members, including the chairman or the non-management directors as a group, should send their communication to the Secretary, Gold Reserve Inc., 999 W. Riverside Avenue, Suite 401, Spokane, Washington 99201. All such communications will be forwarded to the appropriate members of the Board.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Circular, no proposed nominee for election as a director of the Company and no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person or any proposed director of the Company, or any of the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has, in either case, materially affected or would materially affect the Company or any of its subsidiaries.

For the purposes of the above, “informed person” means: (a) a director or executive officer of the Company; (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of the Company; (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, voting securities of the Company or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the Company other than voting securities held by the person or company as underwriter in the course of a distribution; and (d) the Company after having purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

ANY OTHER MATTERS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Annual Meeting of Shareholders accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information about the Company may be found on the SEDAR website at www.sedar.com, on the SEC’s website at www.sec.gov and on the Company’s website at www.goldreserveinc.com. Additional financial information is provided in the Company’s comparative annual financial statements and management’s discussion and analysis for its year ended December 31, 2017, as contained in the 2017 Annual Report on Form 40-F filed with the SEC on or before April 26, 2018. A copy of this document and other public documents of the Company are available upon request to:

Gold Reserve Inc.

Attention: Robert A. McGuinness 999 W. Riverside Avenue, Suite 401 Spokane, Washington 99201 Phone: (509) 623-1500 Fax: (509) 623-1634

APPROVAL AND CERTIFICATION

The contents and the sending of this Circular have been approved by the Board.

Dated at Spokane, Washington this 1st day of May 2018.

(signed) “Rockne J. Timm”
Rockne J. Timm
Chief Executive Officer

(signed) “Robert A. McGuinness”
Robert A. McGuinness
Vice President Finance and Chief Financial Officer

APPENDIX A

GOLD RESERVE INC.
(the “Company”)

CHARTER OF THE AUDIT COMMITTEE OF
THE BOARD OF DIRECTORS (the “Board”)

As Amended and Restated August 2014

Purpose

The primary purposes of the Audit Committee (the “Committee”) are to assist the Board in fulfilling its oversight responsibilities and to oversee, on behalf of the Board, the Company’s accounting and financial reporting and internal control processes, financial statements and information, and compliance with regulatory requirements associated with such financial statements and information. More specifically, the purpose of the Committee is to satisfy itself that:

  the Company’s annual financial statements are fairly presented in accordance with generally accepted accounting principles and to recommend to the Board whether the annual financial statements should be approved;
  the information contained in the Company’s quarterly financial statements, annual report to shareholders and other financial publications, such as management’s discussion and analysis (“MD&A”), is complete and accurate in all material respects and to approve these materials;
  the Company has appropriate systems of internal control over the safeguarding of assets and financial reporting to ensure compliance with legal and regulatory requirements; and
  the internal and external audit functions have been effectively carried out and that any matter that the internal or the independent auditors wish to bring to the attention of the Board has been addressed. The Committee will also recommend to the Board the re-appointment or appointment of auditors and their remuneration.

The Committee’s function is one of oversight only and does not relieve management of its responsibilities for preparing financial statements that accurately and fairly present the Company’s financial results and condition, nor the independent auditors of their responsibilities relating to the audit or review of financial statements.

Organization

The Committee shall consist of at least three directors. The Board shall designate a Committee member as the chairperson of the Committee, or if the Board does not do so, the Committee members shall appoint a Committee member as chairperson by a majority vote of the authorized number of Committee members. The Chair shall be an "audit committee financial expert" as defined by securities laws applicable to the Company.

All Committee members shall be “independent,” as that term is defined under securities laws applicable to the Company. Furthermore, each Committee member shall be able to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

The Board may replace, remove and appoint Committee members at any time and any Committee member who ceases to be a director of the Company shall immediately cease to be a member of the Committee. Committee members shall serve for such terms as may be fixed by the Board, and in any case, at the will of the Board whether or not a specific term is fixed.

Independent Auditors and Their Services

The Committee shall recommend to the Board the nomination, compensation, retention, termination and evaluation, and shall be directly responsible for overseeing the work, of the independent auditors engaged by the Company for the purposes of preparing or issuing an auditor’s report or related work or performing other audit, review or attest services for the Company. The independent auditors shall report directly to the Committee. The Committee’s authority includes the resolution of disagreements between management and the auditors regarding financial reporting.

The Committee shall pre-approve all audit, review, attest and permissible non-audit services to be provided to the Company or its subsidiaries by the independent auditors. The Chair may independently approve normal course services provided by the independent auditor with ratification and approval by the full committee at the next quarterly committee meeting. The Committee shall obtain and review, at least annually, a report by the independent auditors describing:

  the firm’s internal quality-control procedures; and
  any material issue raised by the most recent internal quality-control review, or peer review, of the auditing firm or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

In addition, the Committee’s annual review of the independent auditors’ qualifications shall also include the review and evaluation of the lead partner of the independent auditors for the Company’s account, and evaluation of such other matters as the Committee may consider relevant to the engagement of the auditors, including views of company management and internal finance employees, and whether the lead partner or auditing firm itself should be rotated.

Annual Financial Reporting

As often and to the extent the Committee deems necessary or appropriate, but at least annually in connection with the audit of each fiscal year’s financial statements, the Committee shall:

1.	Review and discuss with appropriate members of management the annual audited financial statements, related accounting and auditing principles and practices, and (when required of management under securities laws applicable to the Company and stock exchange requirements which the Company’s common shares are listed, as applicable) management’s assessment of internal control over financial reporting and recommend to the Board whether such annual financial statements should be approved.
2.	Timely request and receive from the independent auditors, the report (along with any required update thereto), to the extent such report is required by securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable, prior to the filing of an audit report, concerning:
all critical accounting policies and practices to be used;
all alternative treatments of financial information within generally accepted accounting principles for policies and practices relating to material items that have been discussed with company management, including ramifications of the use of such alternative disclosures and treatments and the treatment preferred by the independent auditors; and
other material written communications between the independent auditors and company management, such as any management letter or schedule of unadjusted differences.
3.	Discuss with the independent auditors the matters required to be discussed by AICPA Statement
Auditing Standards No. 61, including such matters as:
the quality and acceptability of the accounting principles applied in the financial statements;
new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
the selection, application and effects of critical accounting policies and estimates applied by the Company;
issues raised by any “management” or “internal control” letter from the auditors, problems or difficulties encountered in the audit (including any restrictions on the scope of the work or on access to requested information) and management’s response to such problems or difficulties, significant disagreements with management, or other significant aspects of the audit; and
any off-balance sheet transactions, and relationships with any unconsolidated entities or any other persons, which may have a material current or future effect on the financial condition or results of the Company and as may be required to be reported under securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed, as applicable.
4.	Review and discuss with appropriate members of management the Company’s annual MD&A (or equivalent disclosures) and annual profit or loss press releases prior to their public disclosure and recommend to the Board whether such annual MD&A should be approved.
5.	Receive from the independent auditors a formal written statement of all relationships between the auditors and the Company consistent with Independence Standards Board Standard No. 1.
6.	Actively discuss with the independent auditors any disclosed relationships or services that may impact their objectivity and independence, and take any other appropriate action to oversee their independence.

Quarterly Financial Reporting

The Committee shall:

1.	Review and discuss with appropriate members of management the quarterly financial statements the Company, the results of the independent auditors’ review of these financial statements and interim profit and loss press releases prior to their public disclosure.
2.	Review and discuss with Company management and, if appropriate, the independent auditors, significant matters relating to:
the quality and acceptability of the accounting principles applied in the financial statements;
new or changed accounting policies, and significant estimates, judgments, uncertainties or unusual transactions;
the selection, application and effects of critical accounting policies and estimates applied by the Company; and
any off-balance sheet transactions and relationships with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition or results of the Company and are required to be reported under securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable.

3.	Review and discuss with appropriate members of management the Company’s interim MD&A (or equivalent disclosures) and interim profit or loss press releases prior to their public disclosure and recommend to the Board whether such interim MD&A should be approved.

Other Functions

The Committee shall review and assess the adequacy of this charter annually, recommend any proposed changes to the full Board and, to the extent required, certify to any applicable securities regulator and stock exchange on which the Company’s common shares are listed, if applicable, that the Committee reviewed and assessed the adequacy of the charter.

The Committee shall discuss with management "financial results" press releases (including the type and presentation of information to be included, paying particular attention to any use of “pro forma” or “adjusted” non-GAAP information), and financial information and guidance or other forward-looking financial information provided to analysts and rating agencies or otherwise publicly disclosed. This may be conducted generally as to types of information and presentations, and need not include advance review of each release or other information or guidance.

The Committee, to the extent it deems necessary or appropriate, shall periodically review with management the Company’s disclosure controls and procedures, internal control over financial reporting and systems and procedures to promote compliance with applicable laws and regulatory requirements, as applicable, and the Committee shall ensure that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to above with respect to annual and quarterly financial statements; and periodically assess the adequacy of such procedures.

The Committee shall periodically:

  inquire of management and the independent auditors about the Company’s major financial risks or exposures;
  discuss the risks and exposures and assess the steps management has taken to monitor and control the risks and exposures; and
  discuss guidelines and policies with respect to risk assessment and risk management.

The Committee shall conduct any activities relating to the Company’s code(s) of conduct and ethics as may be delegated, from time to time, to the Committee by the Board.

The Committee shall establish and maintain procedures for:

  the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
  the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

If the Committee so determines, the confidential, anonymous submission procedures may also include a method for interested parties to communicate directly with non-management directors.

The Committee shall review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company in compliance with the requirements set out in section 2.4 of Canadian National Instrument 52-110.

The Committee shall review and take appropriate action with respect to any reports to the Committee from internal or external legal counsel engaged by the Company concerning any material violation of securities law or breach of fiduciary duty or similar violation by the Company, its subsidiaries or any person acting on their behalf.

The Committee shall, from time to time as necessary, review the effect of regulatory and accounting initiatives on the financial statements of the Company. In addition, the Committee, as it considers appropriate, may consider and review with the full Board, company management, internal or external legal counsel, the independent auditors or any other appropriate person any other topics relating to the purposes of the Committee which may come to the Committee’s attention.

The Committee may perform any other activities consistent with this charter, the Company’s corporate governance documents and securities laws applicable to the Company and stock exchange requirements on which the Company’s common shares are listed as the Committee or the Board considers appropriate.

Meetings, Reports and Resources

The Committee shall meet as often as it determines is necessary, but not less than quarterly. The Committee shall meet separately with management and the independent auditors, as the Committee deems necessary. In addition, the Committee may meet with any other persons, as it deems necessary.

The Committee may establish its own procedures, including the formation and delegation of authority to subcommittees, in a manner not inconsistent with this charter, the Company’s constating documents or applicable corporate and securities laws and stock exchange requirements on which the Company’s common shares are listed, as applicable. The chairperson or a majority of the Committee members may call meetings of the Committee. A majority of the authorized number of Committee members shall constitute a quorum for the transaction of Committee business, and the vote of a majority of the Committee members present at a meeting at which a quorum is present shall be the act of the Committee, unless in either case a greater number is required by this charter, the Company’s constating documents or securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, as applicable. The Committee shall keep written minutes of its meetings and deliver copies of the minutes to the corporate secretary for inclusion in the Company’s corporate records.

If required by securities laws applicable to the Company or stock exchange requirements on which the Company’s common shares are listed, the Committee shall prepare any audit committee report to be included in the Company’s annual management information circular, and report to the Board on the other matters relating to the Committee or its purposes. The Committee shall also report to the Board annually the overall results of its annual review of the independent auditors’ qualifications, performance and independence. The Committee shall also report to the Board on the major items covered by the Committee at each Committee meeting, and provide additional reports to the Board as the Committee may determine to be appropriate, including review with the full Board of any issues that arise from time to time with respect to the quality or integrity of the Company’s annual and quarterly financial statements and other publicly disclosed financial information, the Company’s compliance with legal or regulatory requirements, the performance and independence of the independent auditors.

The Committee is at all times authorized to have direct, independent and confidential access to the independent auditors and to the Company’s other directors, management and personnel to carry out the Committee’s purposes. The Committee is authorized to conduct or authorize investigations into any matters relating to the purposes, duties or responsibilities of the Committee.

As the Committee deems necessary to carry out its duties, it is authorized to select, engage (including approval of the fees and terms of engagement), oversee, terminate, and obtain advice and assistance from outside legal, accounting, or other advisers or consultants. The Company shall provide for appropriate funding, as determined by the Committee and recommended to the Board, for payment of:

  compensation to the independent auditors for their audit and audit-related, review and attest services;
  compensation to any advisers engaged by the Committee; and
  ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Nothing in this charter is intended to preclude or impair the protection that may be provided under applicable law for good faith reliance by members of the Committee on reports or other information provided by others.

APPENDIX B

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Appendix describes the Company’s corporate governance practices as required by Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) having regard to Canadian National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) which provides guidance on corporate governance practices. The Company’s Board has reviewed this disclosure of the Company’s corporate governance practices.

Disclosure Requirement under
		Form 58-101F2			Company’s Governance Practices

1	. (i)	Disclose the identity of directors			The Board of Directors (the “Board”) of
		who are independent.			the Company believes that Messrs.
Cohen, Geyer, Potvin and Johnston are
“independent” within the meaning of
section 1.4 of Canadian National
instrument 52-110 – Audit Committees
(“NI 52-110”) and section 1.2 of NI 58-
101, as none of them is, or has been
within the last three years, an executive
officer or employee of the Company or
party to any material contract with the
Company and none of them receive
remuneration from the Company in
excess of directors’ fees and grants of
stock options. The Board believes that
the three directors are free from any
interest and any business or other
relationship that could, or could
reasonably be perceived to, materially
interfere with their ability to act
independently from management or to
act as a director with a view to the best
interests of the Company, other than
interests and relationships arising from
shareholdings.

(ii)		Disclose the identity of directors			Three directors, Messrs. Coleman,
		who are	not	independent, and	Timm, and Belanger, are employees of
		describe	the	basis for that	the Company and therefore not
		determination.			considered independent.

2	.	If a director is presently a director of			Such other directorships have been
		any other issuer that is a reporting			disclosed in “Business of the Meeting -
		issuer (or the equivalent) in a			Item 1 - Election of Directors” section
		jurisdiction or a foreign jurisdiction,			of this Circular.
identify both the director and the
other issuer.

Disclosure Requirement under
		Form 58-101F2		Company’s Governance Practices

3	.	Describe what steps, if any, the		Due to its current size, the Board does
		board takes to orient new board		not currently provide an orientation and
		members, and	describe any	education program for specifically
		measures the board takes to provide		training new recruits to the Board.
		continuing education for directors.		The Board does not provide a
continuing education program for its
directors. All directors are given direct
access to management, which is
encouraged to provide information on
the Company and its business and
affairs to directors. The Board believes
that each of its directors maintain the
skills and knowledge necessary to meet
their obligations as directors.

4	.	Describe what steps, if any, the		The Board has adopted the Gold
		board takes to encourage and		Reserve Inc. Code of Conduct and
		promote a culture of ethical business		Ethics (the “Code”), which can be found
		conduct.		at www.goldreserveinc.com and is
available in print to any Shareholder
who requests it.
All Company employees, including
officers, and directors are expected to
use sound judgment to help maintain
appropriate compliance procedures and
to carry out the Company’s business
with honesty and in compliance with
laws and high ethical standards. Each
employee and director is expected to
read the Code and demonstrate personal
commitment to the standards set forth in
the Code.

5	. (i)	Disclose what steps, if any, are		The Nominating Committee assists the
		taken to identify new candidates for		Board in fulfilling its responsibilities
		board nomination, including who		with respect to the composition of the
		identifies new candidates.		Board,	including	recommending
candidates for election or appointment
as director of the Company.

(ii)		Disclose the process of identifying		In considering and identifying new
		new candidates.		candidates for Board nomination, the
Board, where relevant:

(a)	addresses succession and planning issues;

Disclosure Requirement under
Form 58-101F2	Company’s Governance Practices

(b) identifies the mix of expertise and qualities required for the Board;
(c) assesses the attributes new directors should have for the appropriate mix to be maintained;
(d) arranges for each candidate to meet with the Board Chair and the CEO;
(e) recommends to the Board as a whole proposed nominee(s) and arranges for their introduction to as many Board members as practicable; and
(f) encourages diversity in the composition of the Board

6	. (i)	Disclose what steps, if any, are	The Board reviews from time to time the
		taken to determine compensation for	compensation paid to directors and
		the directors and CEO, including	NEOs in order to ensure that they are
		who determines compensation.	being adequately compensated for the
duties performed and the obligations
they assume. The Board as a whole is
responsible for determining the
compensation paid to the directors.

(ii)		Disclose the process of determining	The Board considers evaluations
		compensation.	submitted by the Compensation
Committee evaluating the Company’s
performance and the performance of its
executive officers, and ratifies the cash
and equity-based compensation of such
executive officers approved by the
Compensation Committee.

7	.	If the board has standing	The Executive Committee, which is
		committees other than the audit,	comprised of Messrs. Coleman, Timm
		compensation and nominating	and Belanger, meets in person or by
		committees, identify the committees	phone on a regular basis. Messrs.
		and describe their function.	Coleman, Timm and Belanger are not
considered independent directors within
the definition in NI 52-110.
The Executive Committee facilitates the
Company’s activities from an
administrative perspective, but does not
supplant the full Board in the
consideration of significant issues facing

Disclosure Requirement under
		Form 58-101F2	Company’s Governance Practices

the Company.
The Legal Committee, which is
comprised of Messrs. Coleman, Cohen
and Potvin, was created to review and
monitor the Company’s legal position in
respect of Board matters, matters related
to enforcement of the Award, matters
related to the Settlement Agreement and
ancillary matters, matters related to
Siembra Minera and the Barbados
Subsidiaries, and all other legal matters
arising out of the business of the
Company, as well as liaising with legal
counsel.

The Mining Committee, which is
comprised of Messrs. Geyer, Potvin and
Belanger, was created to review and
monitor all mining activities related to
the Barbados Subsidiaries and Siembra
Minera and acting as an intermediary
between the interactions between the
Barbados Subsidiaries and the Board.

The Financial Markets Committee,
which is currently comprised of Messrs.
Povin and Belanger, was created to
evaluate the Company’s external
financial obligations with respect to debt
and/or equity issues and to evaluate and
review: the listing status of the
Company’s securities; the Company’s
public and investment market
disclosure; and the Company’s
relationships with investment banks and
mining analysts as well as the
Shareholders.

The Barbados Committee, which is
comprised of Messrs. Belanger and
Coleman, was created to review and
monitor the activities of the Barbados
Subsidiaries and related transactions and
activities with Siembra Minera.

8	.	Disclose what steps, if any, that the	Due to its current size, the Board does
		board takes to satisfy itself that the	not currently have a separate committee
		board, its committees, and its	for assessing the effectiveness of the
		individual directors are performing	Board as a whole, the committees of the

Disclosure Requirement under
Form 58-101F2	Company’s Governance Practices

effectively.	Board, or the contribution of individual directors. The Board as a whole bears these responsibilities.

The Board chair meets annually with each director individually to discuss personal contributions and overall Board effectiveness.